

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Mr. Aviram Cohen
Acting Chief Financial Officer
Mind C.T.I. Ltd.
Industrial Park, Building #7
Yoqneam, 20692, Israel

      Re: **Mind C.T.I. Ltd.**
                Form 6-K filed on March 15, 2010
                Form 6-K filed on May 20, 2010
                Form 20-F for the Fiscal Year ended December 31, 2009
                Filed June 22, 2010
                File No. 000-31215

Dear Mr. Cohen:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Stephen Krikorian
                Accounting Branch Chief